SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Facet Biotech Corp
(Name of Issuer)

Common Stock
(Title Class of Securities)

30303Q103
(Cusip Number)

Seth A. Klarman
The Baupost Group, L.L.C.
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
(617) 210-8300

With a copy to:

Gregory D. Sheehan, Esq
Ropes and Gray LLP
One International Place
Boston, Massachusetts 02110

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2010
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30303Q103	13D

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

The Baupost Group, L.L.C., 04-3402144

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
2,000,000

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
2,000,000

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.97%

14.      TYPE OF REPORTING PERSON *
IA
 (*) The percentage ownership in the Issuer’s Common Stock, $0.01 par value, is based upon 25,093,117 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2009.

CUSIP NO. 30303Q103	13D

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Baupost Value Partners, L.P. – IV, 26-2208448

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
706,114

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
706,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
706,114

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.81%

14.	TYPE OF REPORTING PERSON *
PN

 (*) The percentage ownership in the Issuer’s Common Stock, $0.01 par value, is based upon 25,093,117 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2009.

CUSIP NO. 30303Q103	13D

1.	NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

SAK Corporation, 04-3334541

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
2,000,000

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.97%

14.	TYPE OF REPORTING PERSON *
HC

 (*) The percentage ownership in the Issuer’s Common Stock, $0.01 par value, is based upon 25,093,117 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2009.

CUSIP NO. 30303Q103	13D

1.	NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

Seth A. Klarman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)
(b) X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7.	WITH SOLE VOTING POWER
0

8.	WITH SHARED VOTING POWER
2,000,000

9.	WITH SOLE DISPOSITIVE POWER
0

10.	WITH SHARED DISPOSITIVE POWER
2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.97%

14.	TYPE OF REPORTING PERSON *
HC
 (*) The percentage ownership in the Issuer’s Common Stock, $0.01 par value, is based upon 25,093,117 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K for the fiscal year ended December 31, 2009.

* This Statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. (“Baupost”), Baupost Value Partners, L.P. –IV ("BVPIV"), SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships, including BVPIV. SAK Corporation is the manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including BVPIV.
Pursuant to rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of and of the securities covered by this statement on Schedule 13D.

CUSIP NO. 30303Q103	13D

INTRODUCTION

ITEM 4. Purpose of Transaction

The Reporting Persons do not have, as of the date of this Amendment No. 4, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock and other relevant parties concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

 ITEM 5. Interests in Securities of the Company

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c)	The trading dates, number of shares of Common Stock purchased or sold, and the shares of Common Stock within the last 60 days, are set forth below:

Name	Date	Price Per Share	Number of Shares Purchased/(Sold)*
Baupost	3/16/2010	$27.00	(1,506,875)
BVPIV	3/16/2010	$27.00	(532,014)

* Securities reported above as sold by Baupost include securities sold on behalf of various Investment Funds, including BVPIV. Therefore, the number of shares reported above as sold by Baupost includes the number of shares reported above as sold by BVPIV.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
(e)	Not Applicable.

CUSIP NO. 30303Q103	13D

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2010

 The Baupost Group, L.L.C.

 By:         /s/Seth A. Klarman
Name:     Seth A. Klarman
Title:       President

Baupost Value Partners, L.P. - IV

By:         /s/Seth A. Klarman
Name:    Seth A. Klarman
Title:      President

SAK Corporation

By:          /s/ Seth A. Klarman
Name:     Seth A. Klarman
Title:       President

By:          /s/ Seth A. Klarman
Name:     Seth A. Klarman